Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

02069040

28 November 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE
www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

SEC MAIL PROCESSING
RECEIVED
DEC 09 2002
WASH, D.C. 181 SECTION

SUPPL

Attention: Filing Clerk

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
28 November 2002	Announcement to Australian Stock Exchange Lend Lease Rejects Amended Tax Assessment for Subsidiary

Yours faithfully

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

S. Sharpe

S J Sharpe
Company Secretary

dlw 1/13

Lend Lease
CORPORATION

28 November 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Six (6) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE REJECTS AMENDED TAX ASSESSMENT FOR SUBSIDIARY.

The Australian Taxation Office ("ATO/Tax Office") has issued an amended assessment of income for Lend Lease Custodian Limited ("LL Custodian"), a wholly owned subsidiary of Lend Lease Corporation Limited ("Lend Lease"), for the year ended 30 June 1996. The amendment, which Lend Lease will vigorously dispute, relates to the forward sale and associated Westpac Share Warrants issue agreement with County NatWest Securities Australia Limited in relation to 100 million Westpac shares.

The ATO has been considering the matter for more than four years and Lend Lease has provided the Tax Office with a substantial amount of information and records concerning the commercial rationale for the transaction. The amended assessment comes just three days before the statutory time limit for issuing such an assessment expires, yet no plausible basis for the amended assessment has been provided to the company.

The amended assessment calls for payment of additional company tax of $40.7 million. The ATO is also seeking to impose penalties of $20.3 million (at a rate of 50%) and interest of $34.3 million.

Lend Lease obtained legal, tax and accounting advice at the time of the transaction and has conducted a further full review of the matter. The company continues to regard its tax treatment of the transaction as proper and is firmly of the view that the ATO's position will not prevail.

Lend Lease has recently taken further Senior Counsels' advice and has discussed this matter with its auditors. After taking that advice, Lend Lease has decided that any amounts due under the amended assessment will not be charged to the company's Profit and Loss Account.

The company is firmly of the belief that its position will ultimately be vindicated; however, resolution of this matter through the Courts is likely to take some time.

Lend Lease will pursue all necessary avenues of objection and appeal once the amended assessment and the specific grounds and evidence for that assessment are provided by the ATO.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Attach

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

MEDIA RELEASE 28 NOVEMBER 2002

LEND LEASE REJECTS AMENDED TAX ASSESSMENT FOR SUBSIDIARY

Lend Lease Corporation Limited ("Lend Lease") today advised that it is confident of a successful legal challenge to an amended assessment the Australian Tax Office ("ATO") has issued to its wholly owned subsidiary, Lend Lease Custodian Limited ("LL Custodian"), for the year ended 30 June 1996.

The amendment relates to a 7 June 1996 forward sale and four year warrants issue agreement with County NatWest Securities Australia Limited ("County NatWest") for 100 million Westpac shares owned by LL Custodian ("the transaction"). The forward sale and associated Westpac Share Warrants issue were undertaken as a major component of Lend Lease's staged exit from its 10% (approx.) holding in the Westpac Banking Corporation's ordinary stock following a change in Lend Lease's financial services strategy.

Lend Lease has been advised that the basis of the ATO's amended assessment is that the transaction resulted in either a greater capital gains tax liability than that originally returned or that general anti-avoidance provisions apply. However, no plausible reason for the ATO's assertions has been provided, despite the fact that the ATO has had the matter under review for more than four years. The statutory time limit for the ATO to issue such an amended assessment in relation to the application of the anti-avoidance provisions expires in three days.

The amended assessment calls for payment of additional company tax of $40.7 million. The ATO is also seeking to impose penalties of $20.3 million (at a rate of 50%) and interest of $34.3 million.

Lend Lease has recently taken further Senior Counsels' advice and has discussed this matter with its auditors. After taking that advice, Lend Lease has decided that any amounts due under the amended assessment will not be charged to the company's Profit and Loss Account.

The company is firmly of the belief that its position will ultimately be vindicated; however, resolution of this matter through the Courts is likely to take some time.

The attempted application of the capital gains tax provisions by the ATO to the transaction is considered unsustainable, while the application of the general anti-avoidance provisions ignores the facts surrounding the transaction.

The company's objective was to realise, in an orderly way, its investment in Westpac. The forward sale agreement put a floor under the value of Lend Lease's investment, while allowing the company to continue to own the shares and receive dividends over the next four years. Accounting rules required the company to progressively report these dividends as a profit on sale rather than normal dividend income because of the forward sale commitment.

The income received assisted Lend Lease in maintaining earnings while its capital was re-deployed and began to generate replacement earnings.

Lend Lease Non-Executive Director and Chairman of the company's Risk & Compliance Committee, Mr David Crawford, said: "Given the extensive evidence of the rationale for the transaction that has been made available, the ATO's attempt to apply the general anti-avoidance provisions sends a worrying signal to the entire business community."

"Lend Lease undertook a transparent, very public and legitimate approach to the transaction at the time. It involved an institutional book-build which clearly established the achievable value for the forward sale of Westpac shares in June 1996," Mr Crawford said.

The transaction was widely reported as a sensible approach, given Lend Lease's changing strategy and the circumstances of the banking sector at the time.

Despite the utmost cooperation from Lend Lease, it has taken the ATO more than four years to come to its position on a transaction that was fully transparent to the market from day one.

"We will be pursuing all available avenues of objection and appeal and are very confident that the Courts will find Lend Lease has not avoided any tax obligations by design or error," Mr Crawford said.

Lend Lease will continue to keep the market informed on any developments regarding the amended assessment and other ATO audit matters which remain under discussion.

ENDS

Contact:
Roger Burrows
Lend Lease Corporation
Ph (02) 9236 6116

Attachment: "Background to Transaction"

Attachment to Lend Lease Corporation ASX Statement And Media Release dated 28 November 2002 - Lend Lease Rejects Amended Tax Assessment For Subsidiary

BACKGROUND TO THE TRANSACTION

Lend Lease had acquired the Westpac shares in 1993 at an average entry price of $3.53 to provide the potential for creating a bancassurance business involving its then owned MLC financial services group. Three years later the opportunity to pursue the bancassurance strategy had receded, and Lend Lease sought the most appropriate way to exit its holding in Westpac and re-deploy its capital into core businesses.

Assessment and market soundings for how to deal with the holding were conducted over many months. The forward sale and warrants issue structure was selected as the only viable method for Lend Lease to extract its capital from what had become a non-core investment in an orderly way and achieve its commercial imperatives.

The transaction achieved the following important commercial objectives:

- it freed capital for investment in core activities;
- it put a floor under the value of Lend Lease's holding while it managed a progressive exit from an investment that represented one third of the company's assets at the time;
- it provided earnings from the continued ownership of the Westpac shares during the four year life of the warrants, giving time for the re-invested capital to generate earnings replacing the income from Westpac; and
- it addressed what was perceived to be large overhang in the market for Westpac shares.

The transaction was executed at $3.52 per Westpac warrant following an institutional book-build by County NatWest. The market price for Westpac shares around the time of the transaction had fallen from $6.00 to $5.30. Lend Lease obtained comprehensive advice at the time of the transaction.

The ATO's attempt to apply the capital gains tax provisions to the transaction is considered unsustainable.

In relation to the application of the general anti-avoidance provisions, over more than four years that the ATO has been considering its position, Lend Lease has provided the Tax Office with a substantial amount of information and evidence as to the rationale, motivation and, importantly, legality of the transaction structure. This information includes:

- the change during 1995/96 in Lend Lease's strategy for holding Westpac shares;
- analysis of alternatives for orderly divestment of such a large parcel of shares;
- details and timing of share ownership transfer, and
- the deliberations of the Board at the time of finally proceeding.

In contrast, the ATO's decision to issue an amended assessment under the general anti-avoidance provisions implies that none of the commercial objectives or rationale for the transaction were relevant. It can only be assumed the ATO believes that the company should have ignored basic commercial realities, such as impact on market price and its own commercial imperative for a managed exit that, amongst other things, put a floor under its capital exposure to Westpac.

ENDS